Will H. Cai

+852 3758 1210

wcai@cooley.com

October 31, 2019

VIA EDGAR

Ms. Melissa Gilmore

Mr. Doug Jones

Mr. Michael Killoy

Mr. James Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	EHang Holdings Limited (CIK No. 0001759783)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on September 10, 2019

Dear Ms. Gilmore, Mr. Jones, Mr. Killoy and Mr. Lopez:

On behalf of our client, EHang Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth its responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated September 23, 2019 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on September 10, 2019 (the “Revised Draft Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references to the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the Revised Draft Registration Statement, and two copies of the as-filed exhibits.

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

U.S. Securities and Exchange Commission EHang Holdings Limited October 31, 2019 Page 2

The Company is, concurrently with the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the Staff’s non-public review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s prompt feedback to this filing.

Contracts with Our Customers and Partners, page 120

1.    We note your response to comment 1 and reissue in part. Please disclose, as you state in your response, that you are unable to estimate the average length of time to obtain regulatory approvals, as well as the reason for such inability, and the statement that you are unaware of any operator obtaining the required approvals for commercial operations of passenger-grade AAVs in China or the US. Please similarly revise page 1 to provide context to the statement that you have “delivered a unit of [y]our dual-seat EHang 216 to a customer .... [and] believe this was the world’s first delivery of a passenger-grade AAV.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 17, 109, 119, 123 and 124 of the Registration Statement.

Principal and Selling Shareholders, page 155

2.    We reissue comment 7 from our June 27, 2019 letter. Please state whether the major shareholders have different voting rights, or an appropriate negative statement. See Item 4(a) of Form F-1 and Item 7(a)(1)(c) of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Registration Statement.

Exhibit Index, page II-4

3.    Please mark the exhibit index to indicate that portions of your exhibits have been omitted. See Item 601(b)(10)(iv) of Regulation S-K. Please also refile each redacted exhibit to include on the first page the legend required by Item 601(b)(10)(iv).

In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of the Registration Statement.

*        *        *

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com

Will H. Cai

+852 3758 1210

wcai@cooley.com

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3758 1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures

cc:	Huazhi Hu, Chairman and Chief Executive Officer, EHang Holdings Limited

Richard Jian Liu, Chief Financial Officer, EHang Holdings Limited

Ben Yang, Partner, Ernst & Young Hua Ming LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Dominik Sklenar, Esq., Partner, Latham & Watkins LLP

Cooley HK

Registered Foreign Law Firm in Hong Kong (USA)

In Association with CYL & Partners

Room 1601, Level 16 Two ChinaChem Central, 26 Des Voeux Road Central, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3758 1201 cooley.com